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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-9


                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ------------------

                             CONTROL DEVICES, INC.

                           (Name of Subject Company)

                             CONTROL DEVICES, INC.

                       (Name of Person Filing Statement)

                          COMMON SHARES, NO PAR VALUE
                         (Title of Class of Securities)

                            ------------------------

                                  21238C 10 3

                     (CUSIP Number of Class of Securities)

                            ------------------------

                               BRUCE D. ATKINSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             CONTROL DEVICES, INC.
                               228 NORTHEAST ROAD
                             STANDISH, MAINE 04084
                                  207-642-4535

   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person Filing the Statement)

                            ------------------------

                                   COPIES TO:

                                JAMES A. STRAIN
                              SOMMER & BARNARD, PC
                              4000 BANK ONE TOWER
                          INDIANAPOLIS, INDIANA 46204
                                  317-630-4000

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    This Amendment No. 2 to Schedule 14D-9 is being filed to amend Item 4. of this schedule to read as set forth below.

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ITEM 4. THE SOLICITATION OR RECOMMENDATION

    (a) RECOMMENDATION OF THE BOARD OF DIRECTORS

    At a meeting held on February 22, 1999, at which all the directors were present, the Board of Directors of the Company unanimously approved and adopted the Merger Agreement, including the Offer, the Merger and the other transactions contemplated thereby. The Board of Directors has determined that the Merger Agreement is fair to and in the best interests of the Company and its shareholders. The Board recommends that shareholders accept the Offer and tender their shares of Common Stock pursuant to the Offer and if a meeting of the Company's shareholders is required to be called and held in accordance with applicable law, recommends that shareholders approve the Merger Agreement and the transactions contemplated thereby, including the Merger. For a discussion of the Board's reasons for its recommendation, see "Reasons for Recommendation," below.

    A joint press release announcing the Merger Agreement and related transactions and a letter to the shareholders of the Company communicating the Board's recommendation are filed as Exhibits to this Schedule 14D-9 and are incorporated herein by reference.

    (b) BACKGROUND TO THE OFFER; REASONS FOR THE RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS

    BACKGROUND OF THE OFFER

    On March 3, 1998, Dresdner Kleinwort Benson North America LLC (together with Kleinwort Benson Securities Limited, "Dresdner Kleinwort Benson"), Parent's financial adviser, sent a letter to Bruce D. Atkinson, the President, Chief Executive Officer and a Director of the Company, offering to introduce representatives of Parent to the Company for the purpose of exploring a potential alliance. On March 24, 1998, representatives of Dresdner Kleinwort Benson met with Mr. Atkinson and Jeffrey G. Wood, Vice President, Chief Financial Officer, Secretary and Treasurer of the Company at the Company's headquarters in Standish, Maine, for the purpose of obtaining information about the Company.

    On April 29 and 30, 1998, Dr. Fred Westlake, Executive Chairman of Parent, and Oliver G. Burns, Finance Director of Parent, met with Mr. Atkinson and Mr. Wood at the Company's headquarters. The meeting consisted of a general discussion regarding the background of the two companies and their strategic alternatives. On May 18, 1998, Dr. Westlake met in New York City with Ralph R. Whitney, the Chairman of the Board of the Company, to discuss the possibility of a business combination between the Company and Parent. The foregoing discussions and various subsequent discussions focused principally on an exchange of shares resulting in a combined company and various management, governance and similar issues related thereto. The possibility of a small cash component was also considered.

    Following a series of telephonic and fax communications, a confidentiality agreement was entered into between the Company and Parent on June 4, 1998. The confidentiality agreement provided for the mutual exchange of certain information between Parent and the Company and also contained customary "standstill" provisions extending to June 30, 2000.

    On June 15, 1998, Mr. Burns met with Mr. Atkinson and Mr. Wood at the Company's headquarters to learn more about the Company. On June 16, 1998, Dr. Westlake advised the Parent Board of the discussions with the Company. On June 19, 1998, Messrs. Whitney and Atkinson met with Dr. Westlake and Mr. Burns and representatives of Dresdner Kleinwort Benson in Detroit. No agreement could be reached as to price or structure during the meeting and the parties agreed to suspend further negotiations until the Company's design, marketing and consulting services agreement and licensing arrangements with an unaffiliated person (the "Consultant") could be renegotiated.

    In late June 1998 the parties recognized that a significant period of time would be required to complete the negotiations with the Consultant and they agreed to defer further due diligence investigations

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until that matter was resolved. At the July 30, 1998 meeting of the Company
Board, Mr. Whitney reported that discussions with Parent were continuing and that Parent seemed to have a strong desire to complete a transaction. Mr. Whitney stated, however, that Parent was concerned about the relationship with the Consultant. The Company Board then directed Mr. Atkinson to work toward resolving the issues with the Consultant. In mid-August 1998, the Company advised Parent that it had reached an agreement in principle with this individual on the restructuring of their arrangements. As discussed herein, the restructuring was finalized in late December 1998.

    On August 24, 1998, after consultation with various members of Parent's Board of Directors (the "Parent Board"), Dr. Westlake sent a fax to Mr. Whitney seeking to resolve the issues of price and structure. He expressed his preference that a substantial portion of the consideration be in the form of Parent shares and said that he would be prepared to recommend $18.00 per Company share. Dr. Westlake and Mr. Whitney discussed these issues on August 27 and concurred that they would each support a transaction valued at $18.00 per Company share, payable half in Parent stock and half in cash, subject to due diligence, definitive documentation, satisfactory market conditions and board approvals. Accordingly, a due diligence meeting among representatives of Parent and the Company and their advisers was held in Portland, Maine, on September 2, 1998.

    Prior to such meeting, however, stock market conditions in New York and London had deteriorated markedly. The closing price of Parent shares on the London Stock Exchange (the "Closing Price") dropped from 390.5p on August 21, 1998 (the last trading day preceding Dr. Westlake's fax), to 388.0p on August 26, 1998 (the last trading day preceding the conversation between Dr. Westlake and Mr. Whitney) to 326.0p on September 1, 1998 (the last trading day preceding the Portland meeting). The closing price of the Company's shares dropped from $13.25 on August 21 to $11.63 on September 1.

    Due to these market disruptions, Parent decided to suspend further due diligence investigation of the Company. On September 5, 1998, a representative of Dresdner Kleinwort Benson requested that Mr. Whitney explore alternative prices and structures. Mr. Whitney responded that he wished to let market conditions stabilize, but expressed a willingness to consider an all cash transaction.

    During September and October, various efforts were made to address the issues of price and structure in light of then prevailing US and UK market conditions.

    On September 18, 1998, Parent received a report on the Company from AutoFina, a consulting firm experienced in the automotive parts business. AutoFina's report on September 18, 1998 was cautious as to the Company's growth prospects.

    At a September 10, 1998 meeting, various members of the Parent Board concluded that Parent should not continue to proceed to acquire the Company on the basis of an $18.00 per share price substantially payable in Parent shares.

    At a September 29, 1998 meeting, the Parent Board considered the possibility of acquiring the Company entirely for cash, but concluded that this should not be done entirely on the basis of debt financing. It was agreed to explore the possibility of a rights offering with Dresdner Kleinwort Benson. Dr. Westlake and Mr. Whitney met in Denver on October 5, 1988 to discuss the situation. On October 9, 1998, the closing price of the Company shares on the Nasdaq reached its 1998 low of $8.75 per share.

    On October 19, 1998, the Parent Board again reviewed the possibility of acquiring the Company in an all cash transaction and reaffirmed that borrowing all the funds required would over-leverage Parent. The Parent Board also concluded, after receiving advice from Dresdner Kleinwort Benson, that the use of a rights offering to partially finance such an acquisition was not practicable due to then prevailing UK stock market conditions. In light of the factors described above, the Parent Board decided to terminate further negotiations with the Company. Dr. Westlake so advised Mr. Whitney on the same day.

    On November 17, 1998, during a review of the Company's operations in Europe, Messrs. Atkinson and Wood met with Dr. Westlake and Mr. Burns at Parent's headquarters in Ascot, England and discussed the Company's business.

    In late November, based upon improving conditions in the UK market and a rise in Parent's stock price on the London Stock Exchange, Dresdner Kleinwort Benson advised Parent that the prospects for a successful rights offering had improved. After deliberation, Parent's management concluded that the acquisition of the Company in an all-cash transaction would be attractive, but only at a price significantly lower than $18.00 per share. Among the factors contributing to the latter decision were Parent's lower estimation of the Company's growth prospects and the continued uncertainty of the worldwide automotive parts markets.

    On December 7, 1998, Dr. Westlake, after consultation with certain Parent Board members, faxed to the Company a draft term sheet proposing to acquire all the Company shares at $16.00 per share in cash, subject to various conditions, including the renegotiation of employment and severance arrangements with Messrs. Atkinson and Wood and Michel Hauser-Kauffmann, Managing Director of the Company's French operations, the agreement of certain officers and directors of the Company to invest $13 million of the proceeds of their Company stock and stock options in Parent stock, and the payment of a termination fee and expenses under customary conditions. On December 9, 1998, the Parent Board reviewed the situation. Price and structure negotiations by telephonic and fax communications continued between the Company and Parent during December.

    On December 27, 1998, the Company and the Consultant entered into an additional license agreement which provides for minimum cash royalty payments. On December 28, 1998, the Consultant and the Company terminated the consulting services agreement signed in April of 1995 and amended the Company's 1995 license agreements with the Consultant to reduce the minimum cash royalty and license payments on certain products. In connection with the termination of such consulting services agreement, the Company paid the Consultant a one time payment of $635,553.

    On January 4, 1999, Dr. Westlake and Mr. Burns met with Mr. Whitney at Parent's headquarters. Mr. Whitney inquired whether Parent would reconsider a share-for-share transaction. Alternatively, he said, he would be prepared to recommend an all cash transaction at a price of $16.25 per share. On January 7, 1999, Mr. Burns sent Mr. Whitney a fax declining to reconsider a share-for-share proposal, but agreeing to proceed on the basis of $16.25 per share in cash, subject to various conditions. After Mr. Whitney consulted with each member of the Company Board about the proposed terms and conditions (including price) of the exclusivity letter, on January 14, 1999, the parties entered into a letter agreement in which the Company agreed to give Parent a period of exclusivity for six weeks in order for Parent to proceed with negotiations and a due diligence investigation. Attached to the letter agreement was a draft "proposed term sheet," which was expressly subject to Parent's completion of due diligence and a working capital review and the signing of definitive documentation. The document contemplated a purchase price of $16.25 per share in cash, investment in Parent stock of $8 million of proceeds by certain officers and directors, a termination fee of $3 million (plus expenses) payable by the Company in customary circumstances, renegotiated employment arrangements with Messrs. Atkinson, Wood and Hauser-Kauffmann, and binding undertakings to accept Parent's offer by the Company directors and Messrs. Wood and Hauser-Kauffmann.

    At the January 22, 1999 Company Board meeting, Mr. Whitney reported to the full Company Board that matters were progressing with the Parent.

    During January and February, 1999, representatives of Parent and its financial, accounting and legal advisors conducted a due diligence investigation of the Company. During the same period, negotiations continued between representatives of Parent and Messrs. Atkinson, Wood and Hauser-Kauffmann on the revised employment arrangements of such Company executives. Negotiations commenced in February,

1999 as to the terms of the Merger Agreement, the Shareholders Agreement and the Subscription Agreement (the "Definitive Company Agreements").

    On February 20, 1999, Dr. Westlake and Mr. Whitney had a telephone conversation in which they agreed that the termination payment would be a $2 million fee plus expenses, such fees and expenses not to exceed $7 million in the aggregate. They also agreed as to various provisions of the Shareholders Agreement.

    From time to time throughout the period from the signing of the Confidentiality and Standstill Agreement until the Company Board meeting on February 22, 1999, Mr. Whitney consulted with and updated various Company Board members regarding the ongoing discussions with the Parent.

    On February 22, 1999, the Parent Board approved the Definitive Company Agreements and the financing arrangements described in Section 9, after the review of such agreements and arrangements with its financial and legal advisors. Also on February 22, 1999, the Company Board approved the Merger Agreement and the Shareholders Agreement after review of such agreements and arrangements with its financial and legal advisors. At such meeting, Cleary Gull rendered its opinion that as of the date of such opinion and subject to certain matters stated therein, the Per Share Amount was fair to the Company's shareholders from a financial point of view.

    A press release announcing the transaction was issued by Parent and the Company on February 23, 1999.

    REASONS FOR RECOMMENDATION

    The Company's Board of Directors determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are fair to, and in the best interests of, the Company and its shareholders. In arriving at its decision regarding its recommendation set forth above, the Board of Directors considered, among other things, the following:

        (1) the terms and conditions of the Merger Agreement, the Offer and the Merger, including the amount and form of the consideration being offered, the parties' representations, warranties and covenants and the conditions to their respective obligations;

        (2) the financial condition, results of operations, cash flows and prospects of the Company, as well as the Board of Directors' knowledge of the business, operations, assets and properties of the Company on both a historical and prospective basis;

        (3) the recent and historical market prices and trading volume of the Company Common Stock and the premium to such market prices represented by the Offer Price;

        (4) the current status of the industry in which the Company competes and the Company's position in that industry;

        (5) the financial condition and business reputation of Parent and the ability of Parent and Purchaser to complete the Offer and the Merger in a timely manner;

        (6) the extensive arms-length negotiations between the Company and the Parent that resulted in the Merger Agreement and the Offer Price;

        (7) the fact that the Merger Agreement permits the Company's Board of Directors, in the exercise of its fiduciary duties, to terminate the Merger Agreement in favor of a Superior Proposal (Upon the consummation of transaction resulting from a Superior Proposal, the Company must pay Parent a topping fee of $7,000,000); and

        (8) the oral opinion of Cleary Gull & Reiland Inc.("Cleary Gull")(which opinion was confirmed by delivery of a written opinion dated February 22, 1999, the date of the Merger Agreement) to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Offer Price to be received in the Offer and the Merger by the holders of the Company Common Stock other than the Investors and the Management Shareholders (the "Public Shareholders") was fair, from a financial point of view, to such holders. See "Opinion of the Company's Financial Advisor", below.

    The foregoing discussion of factors considered by the Board of Directors is not intended to be exhaustive. The Company's Board of Directors did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented and considered by it. In addition, it is possible that different members of the Board assigned different weights to the factors.

    OPINION OF THE COMPANY'S FINANCIAL ADVISOR.


    The Company retained Cleary Gull to render an opinion, as to the fairness from a financial point of view of the Offer Price to the Public Shareholders in the Tender Offer and the Merger. The Tender Offer and the Merger are hereinafter collectively referred to as the "Acquisition". Cleary Gull has delivered a written opinion to the Board of Directors of the Company, dated February 22, 1999, to the effect that, subject to the various assumptions and limitations set forth therein, as of the date thereof, the Offer Price to be received by the Public Shareholders in the Acquisition is fair to the Public Shareholders from a financial point of view. Cleary Gull's opinion is for the benefit and use of the Company's Board of Directors in its consideration of the Offer and the Merger. Cleary Gull was not requested to express a view, and its opinion does not express a view, as to the fairness of the Offer Price to the Management Shareholders and the Investors due to their obligations under the Subscription Agreements and the Shareholders Agreement.


    THE FULL TEXT OF THE WRITTEN OPINION OF CLEARY GULL DIRECTED TO THE COMPANY BOARD DATED FEBRUARY 22, 1999, WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED HERETO AS SCHEDULE II AND IS INCORPORATED HEREIN BY REFERENCE. THE OPINION OF CLEARY GULL WAS DELIVERED TO THE COMPANY BOARD FOR ITS USE IN CONNECTION WITH ITS CONSIDERATION OF THE OFFER AND THE MERGER AND IS NOT INTENDED TO BE, AND DOES NOT CONSTITUTE, A RECOMMENDATION TO ANY SHAREHOLDER OF THE COMPANY AS TO WHETHER SUCH SHAREHOLDER SHOULD TENDER HIS SHARES IN THE OFFER OR VOTE IN FAVOR OF THE MERGER, IF SUCH A VOTE OCCURS. THE FAIRNESS OPINION DOES NOT ADDRESS THE COMPANY'S UNDERLYING BUSINESS DECISION TO PURSUE THE ACQUISITION. THE SUMMARY OF THE OPINION OF CLEARY GULL SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION. PUBLIC SHAREHOLDERS ARE URGED TO, AND SHOULD, READ THE OPINION OF CLEARY GULL CAREFULLY IN ITS ENTIRETY.

    In connection with rendering its opinion, Cleary Gull among other things,
(i) reviewed and analyzed the financial terms and conditions of the Merger Agreement; (ii) reviewed and analyzed certain publicly available business and financial information relating to the Company; (iii) reviewed and analyzed various operating and financial forecasts, projections and analyses provided by the Company; (iv) reviewed and discussed the business, financial condition, results of operations and prospects of the Company with representatives of the Company's management; (v) reviewed and considered certain financial and stock market data relating to the Company and compared that data with similar data for certain other public companies that Cleary Gull believed might be relevant or comparable in certain respects to the Company or one or more of its businesses or assets; (vi) reviewed and considered the financial terms of certain recent acquisitions and business combination transactions which Cleary Gull believed to be reasonably comparable in certain respects to the Acquisition or otherwise relevant to its analysis; (vii) calculated the value of the Shares based on an unleveraged after-tax discounted cash flow analysis utilizing three different five-year financial forecasts; (viii) calculated the value a financial investor might be willing to pay to

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acquire the Shares if it were interested in pursuing such a transaction; (ix)
compared the purchase price premium to be paid for the Shares to premiums paid in recent transactions believed by Cleary Gull to be reasonably comparable to the Acquisition; and (x) performed such other financial studies, analyses and investigations and reviewed such other financial, economic and market information that Cleary Gull deemed appropriate. Although Cleary Gull evaluated the financial terms of the Acquisition, Cleary Gull did not recommend the specific consideration to be paid in the Acquisition. The consideration to be received by the Shareholders as a result of the Offer and the Merger was determined by negotiations between the Company and Parent. Cleary Gull did not participate in those negotiations. No limitations were imposed by the Company upon Cleary Gull with respect to the investigations made, procedures followed or factors considered in rendering its opinion. In the context of its engagement, Cleary Gull was not authorized to solicit and did not solicit alternative offers for the Company or its assets, or investigate any other alternative transactions which may have been available to the Company.

    In its review and analysis and in formulating its opinion, Cleary Gull assumed and relied on the accuracy and completeness of all the financial and other information provided to or discussed with it or made publicly available, without assuming any responsibility for independent verification of, or expressing an opinion as to, any of such information. Cleary Gull relied upon the management of the Company as to the reasonableness and achieveability of the financial and operating projections (and the assumptions and bases therefor) provided to it and, with the Company's consent, assumed that such projections reflect the best currently available estimates and judgments of the Company's management. Cleary Gull was not engaged to assess the achieveability of such projections or the assumptions on which they were based and, as such, expresses no view as to such projections or assumptions. Other than a tour of the Company's Standish, Maine facility, Cleary Gull did not complete a physical inspection of the properties or facilities of the Company and did not assume responsibility for making or obtaining an independent valuation or appraisal of the assets or liabilities of the Company, and no such independent valuation or appraisal was provided to it. Cleary Gull did not evaluate the reasonableness, adequacy or feasibility of Parent's plans for financing the Acquisition and its opinion assumes that Parent has, or at closing will have, financing adequate to complete the Acquisition in accordance with the Merger Agreement. Cleary Gull has not been provided with nor has it reviewed any term sheets, engagement letters, letters of intent or other documentation relating to such financing. Finally, Cleary Gull has assumed that the Acquisition will be consummated on the terms described in the Merger Agreement, without any waiver of any material term or condition. Cleary Gull's opinion is based on economic, monetary and market conditions existing on the date thereof.

    The following is a summary of the various financial analyses utilized by Cleary Gull and presented to the Company's Board of Directors in connection with the delivery of its opinion on February 22, 1999.

    COMPARABLE PUBLIC COMPANY TRADING ANALYSIS. Cleary Gull reviewed and compared certain financial information of the Company to corresponding financial information for twelve publicly traded companies that Cleary Gull believed were comparable in certain respects to the Company: BEI Technologies, Inc.; Breed Technologies, Inc.; The Cherry Corporation; CTS Corporation; Donnelly Corporation; Dura Automotive Systems, Inc.; Littelfuse, Inc.; Methode Electronics, Inc.; Optek Technology, Inc.; The Standard Products Company; Stoneridge, Inc.; and Strattec Security Corp. (collectively, the "Auto OEM Suppliers") and eight additional companies that are distributors of electrical and industrial component parts used by original equipment manufacturers ("OEMs") in the automotive, industrial and telecommunications markets (collectively, the "Distribution Companies" and together with the Auto OEM Suppliers, the "Comparable Companies"). The distribution and sale of electrical and industrial component parts represent less than 25% of the Company's historic business mix. Cleary Gull selected the Comparable Companies as companies that, based on publicly available data, possess general business, operating and financial characteristics representative of companies in the industries in which the Company operates, although Cleary Gull recognizes that each of the Comparable Companies is distinguishable from the Company in certain respects.

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    For each of the Comparable Companies, Cleary Gull examined certain publicly available financial data, including sales, operating income before interest, taxes, depreciation and amortization ("EBITDA"), operating income before interest and taxes ("EBIT"), net income, earnings per share ("EPS"), book value and operating margins. Cleary Gull also examined balance sheet data and published earnings forecasts for each of the Comparable Companies. Such financial information was used to calculate the ratio of each Comparable Company's "Enterprise Value" (the total equity market value based on the closing stock price as of February 18, 1999 (the "Measurement Date"), plus the principal amount of total debt and capitalized leases, less cash and marketable securities) to that Comparable Company's sales, EBITDA and EBIT for the latest twelve month ("LTM") period. In addition, Cleary Gull calculated the ratio of each of the Comparable Company's stock price as of the Measurement Date to that Comparable Company's EPS for the LTM period and for calendar years 1999 and 2000 and to the book value per share as of the most recent period. Finally, Cleary Gull calculated the ratio of each of the Comparable Company's closing stock price as of the Measurement Date divided by calendar year 2000 EPS to that Comparable Company's consensus three to five year earnings growth rate (the "PEG ratio"). All projected EPS numbers for calendar years 1999 and 2000 were derived from I/B/E/S, a data service that monitors and publishes compilations of earnings estimates from selected research analysts.


    Cleary Gull compared the trading multiples derived for the Company assuming a share price equal to the Offer Price to the trading multiples for the Comparable Companies. Cleary Gull's analysis indicated that the Company traded at an Enterprise Value equal to a multiple of (a) sales of 1.62x, as compared to a range of 0.29x to 1.49x for the Auto OEM Suppliers and a range of 0.40x to 1.02x for the Distribution Companies; (b) EBITDA of 9.7x, as compared to a range of 3.3x to 9.4x for the Auto OEM Suppliers and a range of 5.2x to 15.8x for the Distribution Companies; and (c) EBIT of 12.4x, as compared to a range of 5.7x to 16.1x for the Auto OEM Suppliers and a range of 6.0x to 22.1x for the Distribution Companies. Cleary Gull's analysis indicated that, at the Offer Price, the Company traded at a share price equal to a multiple of (a) LTM EPS of 18.1x, as compared to arrange of 7.2x to 30.9x for the Auto OEM Suppliers and a range of 6.9x to 42.3x for the Distribution Companies; (b) calendar 1999 EPS of 17.0x, as compared to a range of 6.6x to 17.1x for the Auto OEM Suppliers and a range of 6.7x to 19.8x for the Distribution Companies; (c) calendar 2000 EPS of 14.3x, as compared to a range of 6.1x to 14.1x for the Auto OEM Supplies and a range of 8.4x to 10.0x for the Distribution Companies; and (d) book value of 3.7x, as compared to a range of 0.8x to 5.7x for the Auto OEM Suppliers and a range of 0.6x to 2.8x for the Distribution Companies. Cleary Gull's analysis indicated that, at the Offer Price, the Company's PEG Ratio was 136.8% as compared to a range of 32.4% to 110.1% for the Auto OEM Suppliers and a range of 27.9% to 66.5% for the Distribution Companies. Cleary Gull noted that the derived multiples for the Company based on the Offer Price were either in the range or in excess of the multiples for the Auto OEM Suppliers and the Distribution Companies in every case.


    SELECTED TRANSACTIONS ANALYSIS. Cleary Gull reviewed and analyzed the aggregate consideration paid in 42 merger and acquisition transactions (the "Transactions") completed or pending since March 31, 1995 in the automotive component and electrical supply industries for which relevant information was available. For each of the Transactions, Cleary Gull examined certain publicly available financial data, including LTM sales, EBITDA, EBIT and total asset value. Cleary Gull also examined balance sheet data and trading performance to establish the aggregate consideration paid for the acquired company. Of the Transactions, Cleary Gull focused on 17 acquisition targets deemed most similar to the Company (the "Comparable Transactions") in terms of business focus, size and profitability, although Cleary Gull recognizes that each of the Comparable Transactions is distinguishable from the Acquisition in certain respects. Cleary Gull noted, among other things, that (i) the reasons for, and circumstances surrounding, each of the Comparable Transactions analyzed were diverse; (ii) the characteristics of the companies involved were not necessarily comparable to the Company and Parent; and (iii) premiums fluctuated based on perceived growth, synergies, strategic value and other factors.

    Cleary Gull compared the trading multiples derived for the Company assuming a share price equal to the Offer Price to the trading multiples for the Comparable Transactions. Cleary Gull's analysis indicated that the Company was trading at an Enterprise Value equal to a multiple of (a) LTM sales of 1.62x, as compared to a range of 0.38x to 2.31x for the Comparable Transactions; (b) LTM EBITDA of 9.7x, as compared to a range of 5.7x to 12.3x for the Comparable Transactions; (c) LTM EBIT of 12.4x, as compared to a range of 9.2x to 18.8x for the Comparable Transactions; and (d) total assets as of the most recent period of 2.1x, as compared to a range of 0.7x to 2.9x for the Comparable Transactions. Cleary Gull noted that the derived multiples for the Company based on the Per Share Amount were in the range of the multiples for the Comparable Transactions in every case.

    DISCOUNTED CASH FLOW ANALYSIS. Cleary Gull analyzed the Company's per share value based on an unleveraged after-tax discounted cash flow ("DCF") analysis of the Company utilizing certain financial forecasts. The base case (the "Base Case") considered by Cleary Gull was predicated on the forecasts for 1999 through 2003 that were developed by the Company's management and reflected the elimination of certain expenses, including those related to being a public company (the "Public Expenses"). For analytical purposes only, Cleary Gull also considered two alternative cases (i) an upside case (the "Upside Case") which was predicated on the Base Case and assumed an increase over Base Case net sales of 5% beginning in 2000, a slight improvement in margins due to operating leverage beginning in 2000 and a slightly lower effective income tax rate beginning in 2000 and (ii) a downside case (the "Downside Case") which was predicated on lower net sales and operating income from the Company's ceramics business in all five projection years, a mild recession in 2001 and 2002 and a return to historical growth and profitability levels in 2003. The management of the Company reviewed the Upside and Downside Cases and indicated that they were reasonable.

    In performing the DCF analyses, Cleary Gull, using the forecasts described above, discounted the unlevered free cash flows of the Company (net income, plus depreciation and amortization, less changes in working capital and capital expenditures) over the specified forecast period using a range of risk adjusted discount rates between 12.0% and 14.5%. The sum of the present values of such free cash flows for the Company was then added to the present value of the Company's terminal value computed using a multiple range of EBITDA of 7.0x to 9.0x. Based on this analysis, Cleary Gull calculated implied price per share ranges for the Company. The Base Case DCF analysis resulted in a per share valuation range from (i) $14.10 to $16.45 using a discount rate of 14.5%; (ii) $14.68 to $17.16 using a discount rate of 13.25%; and (iii) $15.30 to $17.92 using a discount rate of 12.0%. The Upside Case DCF analysis resulted in a per share valuation range from (i) $15.44 to $18.05 using a discount rate of 14.5%;
(ii) $16.09 to $18.85 using a discount rate of 13.25%; and (iii) $16.78 to $19.70 using a discount rate of 12.0%. The Downside Case DCF analysis resulted in a per share valuation range from (i) $12.39 to $14.43 using a discount rate of 14.5%; (ii) $12.89 to $15.04 using a discount rate of 13.25%; and (iii) $13.42 to $15.69 using a discount rate of 12.0%. In all cases, these values were calculated without giving any effect to any expense savings (other than the elimination of the Public Expenses), or revenue enhancement opportunities that may result from the Merger. Cleary Gull noted that the Offer Price was in the per share range calculated in the Base and Upside Case DCF analyses (with the exception of the Upside Case DCF analysis using a discount rate of 12.0%) and was higher than the range calculated in the Downside Case DCF analysis.

    The risk adjusted discount rates or weighted average cost of capital ("WACC") was calculated consistent with the Capital Asset Pricing Model. Cleary Gull calculated the median two and one half year weekly S&P 500 equity beta for the Auto OEM Suppliers. Cleary Gull calculated a range for the cost of equity using a market risk premium range of 8.0% to 8.4% (based on published Ibbotson data), a small company premium range of 3.0% to 3.5% (based on published Ibbotson data) and a risk free rate of 5.25%. Cleary Gull calculated the cost of equity to be between 13.9% and 15.5%. Cleary Gull estimated the Comparable Companies' after-tax borrowing cost between 4.7% and 5.3% and long-term debt to capital ratio between 10.0% and 20.0%. The WACC was then calculated as an average of the cost of equity

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
capital (weighted at 80.0% to 90.0%) and the cost of debt capital (weighted at 20.0% to 10%). Based on this analysis, Cleary Gull estimated the WACC to be between 12.0% and 14.5%.

    LEVERAGED BUYOUT ANALYSIS. Cleary Gull also analyzed a leveraged buyout ("LBO") of the Company as a means of comparing the Offer Price to the value of the Company assuming that it were sold to a typical financial buyer. An LBO involves the acquisition and recapitalization of a company financed primarily by incurring indebtedness that is serviced by the post-LBO free cash flow of the company. Cleary Gull used Base Case projections and assumed, for purposes of the LBO analysis, a leveraged capital structure (49.8% senior debt, 17.7% subordinated debt and 32.5% equity) based on financial ratios required by the senior debt and high yield debt markets, current interest rates and market required returns. The capital structure resulted in total debt divided by LTM EBITDA less capital expenditures initially of 5.7x and LTM EBITDA less capital expenditures divided by total interest expense of 1.8x. Assuming terminal values at the end of the fifth year equal to a range of 7.0x to 9.0x EBITDA, this methodology indicated that a leveraged buyout transaction could earn the equity holders a market return (25% to 38%) on their investment at approximately $12.75 to $13.25 per share. Cleary Gull noted that the Offer Price exceeded the range determined by the LBO analysis.


    PURCHASE PRICE PREMIUM. Cleary Gull reviewed the purchase price premiums in 12 completed cash tender offers over the two year period ending February 17, 1999, for publicly-held, industrial manufacturers of electrical and electronic components, communications, transportation, aerospace, measuring and miscellaneous equipment and durable goods wholesalers which involved equity consideration of $50 million to $500 million (the "Public Transactions"). For each of the Public Transactions, Cleary Gull utilized information from Securities Data Corporation to examine the purchase price premiums one day prior to announcement date, one week prior to announcement date and four weeks prior to announcement date. Cleary Gull noted that the Offer Price represents a premium of (a) 18.2% over the closing price one day prior to the Measurement Date as compared to a range of 7.0% to 108.7% for the Public Transactions; (b) 16.1% over the closing price one week prior to the Measurement Date as compared to a range of 5.7% to 97.3% for the Public Transactions; and (iii) 8.3% over the closing price four weeks prior to the Measurement Date as compared to a range of 10.8% to 100.0% for the Public Transactions. Although the Offer Price represents a premium over the closing four weeks prior to the Measurement Date, the premium falls below the range of the Public Transactions for that period. Since that element of the purchase price premium analysis was only one of the analyses performed and factors considered by Cleary Gull, this determination did not affect Cleary Gull's conclusion as to the fairness of the Offer Price.


    The summary set forth above does not purport to be a complete description of the analyses performed by Cleary Gull in arriving at its opinion. The preparation of a fairness opinion is a complex process not necessarily susceptible to partial or summary description. Cleary Gull believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all such factors and analyses, could create an incomplete or misleading view of the process underlying the analyses performed in reaching its opinion. In addition, Cleary Gull considered the results of all such analyses and did not assign relative weights to any of the analyses, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Cleary Gull's view of the actual value of the Company.

    The analyses considered by Cleary Gull in arriving at its opinion were prepared solely for the purpose of providing its opinion as to the fairness from a financial point of view of the Offer Price to the Public Shareholders and do not purport to be appraisals or necessarily to reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty and may be significantly more or less favorable than as set forth in these analyses. None of the Comparable Companies is identical to the Company, and none of the Comparable Transactions or the Public Transactions is identical to the Acquisition. Accordingly, an analysis of publicly traded comparable companies and comparable business combinations is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the Comparable Companies and the companies involved in the Comparable Transactions and the Public Transactions and other factors that could affect the public trading value of the Comparable Companies or the company to which they are being compared, or the value of the Comparable Transactions or the Public Transactions or the transaction to which they are being compared. The discount rates, terminal values and multiples used in the analyses were considered appropriate after consideration of current economic and financial market conditions, including price earnings multiples and capital structures of selected public companies and rates of return on debt and equity investments in public and private companies and a qualitative judgment as to the most relevant information and its application to the Company. In connection with the analyses, Cleary Gull made numerous assumptions, and was provided with estimates and forecasts by the Company's management, with respect to the industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company and its advisors. Similarly, analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the Company or its advisors, none of the Company, Cleary Gull or any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions. The opinion of Cleary Gull was one of many factors taken into consideration by the Company Board in making its determination to approve the Merger Agreement.

    Cleary Gull was selected by the Company as its financial advisor in connection with the Acquisition because of Cleary Gull's reputation and expertise as an investment banking firm. Cleary Gull, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, recapitalizations and valuations for estate, corporate and other purposes.

    Pursuant to the terms of a letter agreement, dated February 18, 1999 between Cleary Gull and the Company (the "Cleary Gull Letter Agreement"), the Company Board retained Cleary Gull to render a fairness opinion. The Company agreed to pay Cleary Gull $50,000 upon signing the Cleary Gull Letter Agreement and $150,000 upon delivery of the written fairness opinion to the Board of Directors. Cleary Gull's fees were not contingent upon the content of the opinion or the approval and consummation of the Offer and the Merger. If Cleary Gull is requested to perform services in connection with this assignment after delivery of the fairness opinion, then it will be compensated for its time. In addition, the Company has agreed to reimburse Cleary Gull for its reasonable out-of-pocket expenses (including the fees and disbursements of its attorneys) up to $50,000 and to indemnify Cleary Gull and certain other persons affiliated with Cleary Gull against certain liabilities arising out of its engagement, including certain liabilities under the federal securities laws.

    Cleary Gull was a co-manager of the Company's initial public offering in October 1996. In the ordinary course of business, Cleary Gull and their respective affiliates may actively trade in the securities of the Company for their own account and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. Cleary Gull currently provides research coverage on the Company and makes a market in the Shares on the Nasdaq National Market. Cleary Gull has never provided investment banking services to Parent.

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
                                   SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: March 18, 1999


                                          CONTROL DEVICES, INC.

                                          /S/ BRUCE D. ATKINSON
                 ---------------------------------------------------------------

                                          Name: Bruce D. Atkinson
                                          Title:  President and Chief
                                                Executive Officer

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